# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]
    Pre-Effective Amendment No. _____    [ ]
    Post-Effective Amendment No. 78    [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

## Variable Annuity Account C
*(Exact Name of Registrant)*

Voya Retirement Insurance and Annuity Company
*(Name of Depositor)*

One Orange Way
Windsor, Connecticut 06095-4774
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(860) 580-1631
*(Depositor's Telephone Number, including Area Code)*

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

---

It is proposed that this filing will become effective:

|  |  |
|---|---|
| _____ | immediately upon filing pursuant to paragraph (b) of Rule 485 |
| __X__ | on March 25, 2022 pursuant to paragraph (b) of Rule 485 |
| _____ | 60 days after filing pursuant to paragraph (a)(1) |
| _____ | on _____ pursuant to paragraph (a)(1) of Rule 485. |

If appropriate, check the following box:

|  |  |
|---|---|
| __X__ | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

\* Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88720; 033-75964 (which had included a combined prospectus for earlier Registration Statements: 033-75958, 033-75960, and 033-75994); 033-75986 (which had included a combined prospectus for earlier Registration Statements: 033-75970, 033-75954, and 033-75956); 033-75982 (which had included a combined prospectus for earlier Registration Statements: 033-75968, 033-75966, 033-75990, and the individual deferred compensation Contracts covered by Registration Statement No. 033-75992); and 033-91846 (which had included a combined prospectus for earlier Registration Statement: 033-75976).

# EXPLANATORY NOTE

This Post-Effective Amendment No. 78 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 74 to the Registration Statement filed on October 25, 2021.

Post-Effective Amendment No. 75 was filed pursuant to Rule 485(b)(1)(iii) under the 1933 Act on November 26, 2021 (Accession No. 0000103007-21-000095). Post-Effective Amendment No. 76 was filed pursuant to Rule 485(b)(1)(iii) under the 1933 Act on December 27, 2021 (Accession No. 0000103007-21-000110). Post-Effective Amendment No. 77 was filed pursuant to Rule 485(b)(1)(iii) under the 1933 Act on January 26, 2022 (Accession No. 0000103007-21-000022).

This Post-Effective Amendment No. 78 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 74 to the Registration Statement.

# SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 2nd day of March 2022.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
 *(Registrant)*

By: Charles P. Nelson*
  Charles P. Nelson
  President
  (principal executive officer)

By: VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
  *(Depositor)*

By: Charles P. Nelson*
  Charles P. Nelson
  President
  (principal executive officer)

---

* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

As required by the Securities Act of 1933, this Post-Effective Amendment No. 78 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| Charles P. Nelson* <br> Charles P. Nelson | Director and President (principal executive officer) | |
| Robert L. Grubka* <br> Robert L. Grubka | Director | |
| Michael R. Katz* <br> Michael R. Katz | Director and Chief Financial Officer (principal financial officer) | |
| Heather H. Lavallee* <br> Heather H. Lavallee | Director | March 2, 2022 |
| Francis G. O'Neill* <br> Francis G. O'Neill | Director | |
| _____ <br> Mona Zielke | Director | |
| Michael S. Smith* <br> Michael S. Smith | Director | |
| C. Landon Cobb, Jr.* <br> C. Landon Cobb, Jr. | Chief Accounting Officer (principal accounting officer) | |

By:     /s/ Peter M. Scavongelli
         Peter M. Scavongelli
         *Attorney-in-Fact

# EXHIBIT INDEX